SYNNEX Corporation 44201 Nobel Drive Fremont, CA 94538

April 11, 2008

VIA ELECTRONIC TRANSMISSION AND OVERNIGHT MAIL

Patrick Gilmore

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Mail Stop 4561

Re:	SYNNEX Corporation

Form 10-K for the Fiscal Year Ended November 30, 2007

Filed February 13, 2008

Definitive Proxy Statement Filed February 22, 2008

File No. 1-31892

Dear Mr. Gilmore:

On behalf of SYNNEX Corporation (the “Company”), this letter is to confirm that the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), on our call on Tuesday, April 8, 2008, granted the Company additional time to respond to comments on the above-referenced Form 10-K and Definitive Proxy Statement received from the Staff in its letter dated March 31, 2008. Accordingly, we advise the Staff that the Company will provide its response to these comments on or prior to April 28, 2008.

Very truly yours,

/s/ Thomas Alsborg

Thomas Alsborg

Chief Financial Officer

cc:	Kathleen Collins, Accounting Branch Chief

Robert Huang

Kevin Murai

Simon Leung, Esq.

Allison Leopold Tilley, Esq.

Anne-Marie Vitale